EXHIBIT 99.1

FOR IMMEDIATE DISTRIBUTION

CENTRAL PUERTO ANNOUNCES REPORTING DATE FOR THE 2021 AND FOURTH QUARTER FINANCIAL RESULTS CONFERENCE CALL AND WEBCAST

Buenos Aires – February 4, 2022 – Central Puerto S.A (“Central Puerto” or the “Company”) (NYSE: CEPU) one of the largest private sector power generation companies in Argentina, will issue a press release announcing its Fiscal Year 2021 and Fourth Quarter results on March 9, 2022. Mr. Fernando Bonnet, Chief Executive Officer, and Mr. Enrique Terraneo, Chief Financial Officer, will host a conference call to discuss the Company’s financial results on March 10, 2022, at 10:00 AM ET.

To access the conference call, please dial:

Participants (Toll Free): +1-888-506-0062

International Participants: +1-973-528-0011

Access Code: 645855

The Company will also host a live audio webcast of the conference call on the Investor Relations section of the Company's website at www.centralpuerto.com. Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. The call will be available for replay on the Company website under the Investor Relations section.

For further information please contact:

Nicolas Macchi

inversores@centralpuerto.com

+54 11 4317-5000 ext. 2447

Av. Tomas Alva Edison 2701

Dársena E – Puerto de Buenos Aires

(C1104BAB) Ciudad de Buenos Aires

República Argentina